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                                     EXHIBIT 99

                  SYMIX NAMES STEPHEN A. SASSER PRESIDENT AND CEO



          COLUMBUS, OHIO, January 29, 1999 - Symix Systems, Inc. (Nasdaq: SYMX) today announced that its Board of Directors has elected Stephen A. Sasser, 49, current Symix president and chief operating officer, to the position of president and chief executive officer. Sasser succeeds Larry J. Fox, 42, company founder and chairman. Fox will continue to maintain an active role as chairman, focusing on strategic company initiatives.

          "I am pleased to announce Steve's promotion to CEO," said Fox. "As president of Symix for the past three and a half years, Steve has led the company to a leadership position in the ERP midmarket. His insight, management talents and absolute relentless pursuit of organizational excellence have led Symix to record growth, strong profitability, and industry prominence. I congratulate Steve and look forward to continuing to work with him as Symix enters its twentieth year."

          Sasser has been president and chief operating officer of Symix since July 1995. Prior to joining Symix, he served as vice president of International operations for Trilogy Development Group, a provider of client-server sales and marketing software. From 1992 to 1994, he served as group vice president of the Systems Management Division and Pacific Rim Operations for Legent Corporation, a provider of systems management software products and services. Sasser also served as president of the

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Data Center management Division of Goal Systems International, Inc., which was acquired by Legent in 1992. He holds a B.B.A. and an M.B.A. from Southern Methodist University, and currently serves as a director of Viaserv Corporation and Alkon Corporation.

          Symix Systems, Inc. develops, markets and supports integrated enterprise management systems that meet the unique needs of midsize manufacturers. Symix is the originator of Customer Synchronized Resource Planning (CSRP), which extends Enterprise Resource Planning (ERP) to incorporate customer needs into manufacturers' central planning processes. CSRP helps manufacturers achieve a competitive advantage by providing value-added, customized products and services to their customers. Every day, over 3,500 customers use Symix software, including its SyteLine enterprise software suite for industrial products markets. Founded in 1979 and headquartered in Columbus, Ohio, Symix markets its products through sales and service offices in Europe, North America and the Pacific Rim, as well as through independent software and support business partners worldwide. Symix company and product information is available at http://www.symix.com.

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SyteLine is a registered trademark of Symix Systems, Inc.